SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 18, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated December 15, 2006 announcing the cancellation of 2,600,000 treasury shares.

December 15, 2006

GROUPE DANONE cancels 2,600,000 treasury shares

On 15 December 2006, the Board of Directors of GROUPE DANONE decided to cancel 2.6 million treasury shares. This cancellation, which was authorised by the General Meeting of Shareholders held on 22 April 2005, will be effective on 18 December 2006.

Following this cancellation, the share capital of GROUPE DANONE amounts to 130,432,373 euros and is divided into 260,864,746 shares.

For further information :

Corporate Communication : 33 1 44 35 20 75 - Investors Communication : 33 1 44 35 20 76

Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 - Fax 33 1 45 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: December 18, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer